Exhibit 99.1

JX Luxventure Limited Cured Bid Deficiency and Continues Listing on Nasdaq; Scheduled Hearing Cancelled

HAIKOU, China, May 24, 2023 -- JX Luxventure Limited (Nasdaq: JXJT) (the “Company”), a company that engages in tourism with business segments covering tourism, tourism duty-free cross-border merchandise and tourism technology solutions, announced that on May 23, 2023, the Company received the letter from the Nasdaq Hearing Panel stating that, as determined by the Nasdaq Listing Qualifications Department, the Company cured its deficiency related to the minimum bid requirement for continued listing on The Nasdaq Capital Market (“Nasdaq”) and the hearing previously scheduled on May 25, 2023, before the Nasdaq Hearing Panel has been canceled. This letter also stated that the Company is in compliance with all applicable continued listing standards and that its stock will continue to be listed and traded on Nasdaq.

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company engages in tourism with business segments covering tourism, tourism duty-free cross-border merchandise and tourism technology solutions. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.